UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated January 25, 2007	3 - 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Progress on Remediation of Cigar Lake Project
Saskatoon, Saskatchewan, Canada, January 25, 2007 . . . . . . . . . . . . .
Cameco Corporation is making progress with a phased plan to restore the underground workings at Cigar Lake after a water inflow on October 23, 2006 flooded the underground development.
The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resumption of mine development. Regulatory approval is required for each phase of the remediation plan.
Six of the 14 drill holes planned for reinforcing and sealing off the water inflow area are now complete.
Concrete will be poured in two locations — one near the rock fall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. About 200 cubic metres of concrete has been poured in the reinforcement area. (See the diagram posted with this news release on Cameco’s website at cameco.com). The concrete mixture is designed to harden under water and will be poured in successive layers.
Experience gained through drilling the initial holes is reducing the time required for subsequent holes. Cameco expects to complete the work necessary to seal off the water inflow in the second quarter of 2007. This is a forward-looking statement. If any part of the following assumptions prove to be incorrect, it is possible that the water inflow may not be sealed off in the second quarter of 2007:
•	The two drill rigs on site maintain the current pace of drilling, and
•	The concrete hardens as planned to provide reinforcement and prevents or reduces water inflow to enable mine dewatering.

“We are overcoming the challenges related to drilling through the Athabasca sandstone and are now making steady progress toward sealing the inflow area,” said senior vice-president Terry Rogers. “There are two drill rigs on site working around the clock and in February a third drill will be brought in for drilling the dewatering holes.”
An additional four drill holes are planned for dewatering the mine. After some experience is gained with drilling the larger dewatering holes, we will be able to provide an estimate for their completion. This part of phase one is subject to regulatory approval and our application has been filed with the regulator.
Cameco is preparing a technical report for Cigar Lake to meet requirements under National Instrument 43-101 of the Canadian Securities Administrators, which regulates public company exploration and mining disclosure. The company expects to complete and publicly release the technical report in late March 2007. A technical report is required to support the disclosure of Cigar Lake remediation.
The content of Cameco’s Cigar Lake technical report is prescribed by National Instrument 43-101. The report will include information relating to the geology of the deposit, resource and reserve estimates, the remediation plan including projected timelines, the mining method, a new capital cost estimate (including an estimate of remediation costs) to bring the deposit into commercial production and a projected production ramp up. With the detailed information from this report, we will be able to determine if any Cigar Lake reserves will need to be reclassified from proven to probable as previously discussed. The report is being prepared under the supervision of Cameco technical experts who are qualified persons under National Instrument 43-101.
Cameco had previously planned to provide preliminary capital cost estimates and timelines for the remediation in February 2007. However, the information will now be available in late March 2007 in order to incorporate the more detailed information compiled in the technical report.
“Cigar Lake is an extremely valuable deposit that is expected to play a significant role not only in Cameco’s future but as part of the world’s uranium supply,” Rogers said. “Given its importance, we believe taking extra time to develop our remediation plans and estimate costs is prudent.”
There are about 280 people working on site including drilling personnel working on the remediation program. Work on surface facilities including water treatment plant, mine ventilation fan foundations and an electrical substation continues.
The Cigar Lake project is a joint venture owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Canada Resources Ltd. (8%) and TEPCO Resources Inc. (5%). The project is located in northern Saskatchewan.

The scientific and technical information in this news release was prepared under the supervision of Barry Schmitke, a professional engineer and employed by Cameco as the general manager of the Cigar Lake project and is a qualified person for the purpose of National Instrument 43-101.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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